UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

MCUBS MidCity Toshi Hojin

(Name of Subject Company)

MCUBS MidCity Investment Corporation

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

Japan Retail Fund Investment Corporation

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

Not Applicable

(CUSIP Number of Class of Securities (if applicable))

Japan Retail Fund Investment Corporation

ATTN: Shuichi Namba

7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-6420, Japan

Telephone: +81-3-5293-6420

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Morgan, Lewis & Bockius LLP

ATTN: Bradley K. Edmister

101 Park Avenue, New York, New York 10178-0060

Telephone: +1-212-309-6110

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) The following documents are published in Japan as an exhibit to this Form:

Exhibit No.	Description

99.1	English translation of Notice Concerning Execution of the Merger Agreement by and between Japan Retail Fund Investment Corporation and MCUBS MidCity Investment Corporation, dated August 28, 2020

99.2	English translation of Notice Concerning the Forecast for Operating Results and Distributions Subsequent to the Merger of Japan Retail Fund Investment Corporation and MCUBS MidCity Investment Corporation for the Fiscal Periods Ending August 31, 2021 (the 39th Fiscal Period), dated August 28, 2020

99.3	English translation of Notice Concerning Investment Unit Split, dated August 28, 2020

(b) Not applicable.

Item 2. Informational Legends

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, is included in the English translations of the documents filed as Exhibit 99.1, 99.2 and 99.3.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Japan Retail Fund Investment Corporation is filing with the Securities and Exchange Commission (the “SEC”) a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form CB. Japan Retail Fund Investment Corporation will promptly communicate any change in the name or address of its agent for service of process to the SEC by amendment of the Form F-X.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JAPAN RETAIL FUND INVESTMENT CORPORATION

By:	/s/ Shuichi Namba
Name:	Shuichi Namba
Title:	Executive Director

Date: August 31, 2020